UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Viggle Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92672V105

(CUSIP Number)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 92672V105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MGT Capital Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,269,342 shares of common stock

	6	SHARED VOTING POWER
0 shares of common stock

	7	SOLE DISPOSITIVE POWER
1,269,342 shares of common stock

	8	SHARED DISPOSITIVE POWER
0 shares of common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,269,342 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.15% (1)

12	TYPE OF REPORTING PERSON
CO

(1)	The percentages used in this Schedule 13G are calculated based upon the sum of (i) 21,334,345 shares of common stock reported to be outstanding in Viggle Inc.’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on June 30, 2015 (the “Prospectus Supplement”), (ii) 2,048,780 shares of common stock issued pursuant to the Prospectus Supplement on June 30, 2015 and (iii) 1,269,342 shares of common stock issued to MGT Capital Investments, Inc. on September 8, 2015.

CUSIP No.: 92672V105

ITEM 1(a).	NAME OF ISSUER:

Viggle Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

902 Broadway, 11th Floor

New York, NY 10010

ITEM 2(a).	NAME OF PERSON FILING:

MGT Capital Investments, Inc.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

500 Mamaroneck Avenue, Suite 204

Harrison, NY 10528

ITEM 2(c).	CITIZENSHIP:

Delaware

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:

92672V105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, MGT Capital Investments, Inc. (“MGT”) is deemed to have voting and dispositive power over 1,269,342 shares of the common stock of Viggle Inc. (the “Issuer”).

(b)	Percent of class:

5.15% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

1,269,342 shares of common stock

(ii)	Shared power to vote or to direct the vote:

0 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

1,269,342 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of common stock

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	The percentages used in this Schedule 13G are calculated based upon the sum of (i) 21,334,345 shares of common stock reported to be outstanding in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on June 30, 2015 (the “Prospectus Supplement”), (ii) 2,048,780 shares of common stock issued pursuant to the Prospectus Supplement on June 30, 2015 and (iii) 1,269,342 shares of common stock issued to MGT on September 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2015

MGT Capital Investments, Inc.

/s/ Robert Ladd
Signature

Robert Ladd, President and Chief Executive Officer
Name/Title